UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) ___April 29, 2014___

ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway **Decatur, Illinois**	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On April 29, 2014, Archer-Daniels-Midland Company (ADM) issued a press release announcing first quarter and annual results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ADM is making reference to non-GAAP financial measures in both the press release and the conference call. A reconciliation of these non-GAAP financial measures to the comparable GAAP financial measures is contained in the attached press release.

Item 9.01   **Financial Statements and Exhibits**.

(d) Exhibits   The following exhibits are furnished or filed, as applicable, herewith:

99.1   Press release dated April 29, 2014 announcing fourth quarter and annual results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: April 29, 2014   By   /s/ D. Cameron Findlay

D. Cameron Findlay
Senior Vice President, General Counsel,
and Secretary

EXHIBIT INDEX

Exhibit   Description

99.1   Press Release dated April 29, 2014



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Ill. 62526

ADM Reports Adjusted First Quarter 2014 Earnings of $0.55 per Share
Net earnings of $267 million or $0.40 per share

DECATUR, Ill., Apr. 29, 2014 – Archer Daniels Midland Company (NYSE: ADM) today reported financial results for the quarter ended Mar. 31, 2014. The company reported adjusted earnings per share[1] of $0.55, up from $0.46 in the same period last year. Net earnings for the quarter were $267 million, or $0.40 per share, comparable to the $0.41 per share in the same period one year earlier. Segment operating profit[1] was $691 million, up 10 percent from the year-ago period. Adjusted segment operating profit[1] was $780 million, up 17 percent from the year-ago period.

"Our businesses delivered mixed results in the first quarter," said ADM Chairman and CEO Patricia Woertz. "Our Ag Services business again generated weak results due to a low margin environment as well as logistics and weather challenges in the U.S. Continued strong performance in Corn was supported by the robust ethanol market. And the sustained, solid results in Oilseeds were driven by good margins and volumes in North and South American soybean crushing.

"We continued to make good progress during the quarter in our ongoing portfolio management and other key initiatives to improve the earnings power and returns of the company."

First Quarter 2014 Highlights[1]

- Adjusted EPS of $0.55 excludes approximately $159 million in pretax LIFO charges, or $0.15 per share.
- Oilseeds Processing operating profit increased $50 million, as North American soybean crushing had strong utilization amid good meal demand, and South American soybean crushing and origination benefited from large harvests, good demand, and an improved logistics environment.
- Corn Processing operating profit increased $64 million on strong results from ethanol.
- Agricultural Services operating profit increased $2 million, as market conditions and higher costs limited merchandising and handling margins.

---

[1] These are non-GAAP financial measures; see pages 4 and 9 for explanations and reconciliations

Oilseeds Earnings Strong on Soybean Crushing

Oilseeds operating profit of $358 million represented an increase of $50 million from the same period one year earlier. These numbers exclude a charge for cocoa hedge timing effects of $24 million, or ($0.03) per share, versus a gain of $5 million in the year-ago period.

Crushing and origination operating profit was essentially flat, at $161 million. North American soybean crushing operations benefited from good crush capacity utilization in a favorable margin environment driven by strong domestic and export meal demand. That was offset by lower results in North American softseeds. In South America, soybean crushing operations saw improved utilization, and the logistics network saw increased volumes as it began moving the large harvest to world markets in an improved environment. European results were essentially flat.

Refining, packaging, biodiesel and other generated a profit of $113 million for the quarter, up $5 million as improved European biodiesel results offset a decline in North America due to the absence of $20 million in biodiesel tax credits recorded in the year-ago period.

Cocoa and other earned $30 million in the quarter, up $57 million from the year-ago period, as the margin environment in the cocoa business continued to improve.

Oilseeds results in Asia for the quarter were down $17 million from the same period last year, principally reflecting ADM's share of lower results from Wilmar International Limited.

Corn Processing Results Improved on Strong Ethanol Margin Environment

Corn processing operating profit of $261 million represented an increase of $64 million from the same period one year earlier. These numbers exclude negative timing effects of $65 million, or ($0.06) per share, versus a loss of $44 million, or ($0.04) per share, in the year-ago period.

Sweeteners and starches results declined $13 million to $107 million, with overall sales volumes for the quarter down slightly.

Bioproducts results increased $77 million to $154 million. Strong export demand and lower industry production volumes combined to drive a steadily improving margin environment throughout the quarter.

Agricultural Services Weak Amid Lack of Margin Opportunities

Agricultural Services operating profit was $153 million, similar to the year-ago period. Results for the quarter include the recovery of about $20 million of a previously established loss provision.

Merchandising and handling earnings declined $17 million to $69 million, as margins were limited both by inverted corn, soybean and wheat markets and by increased costs that were exacerbated by weather.

Transportation results recovered $27 million to $33 million. Pent-up barge freight demand caused by the harsh U.S. winter pushed freight rates up significantly as river traffic returned in March.

Milling and other results declined $8 million to $51 million as a lack of the seasonal carry in the wheat futures market reduced grain and feed merchandising opportunities.

Other Items of Note

This quarter's effective tax rate was 27 percent, versus 28 percent in the same period last year.

As additional information to help clarify underlying business performance, the tables on page 9 include both adjusted EPS as well as adjusted EPS excluding timing effects.

Conference Call Information

ADM will host a conference call and audio webcast at 8 a.m. Central Time to discuss financial results and provide a company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call.

To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial (888) 522-5398 in the U.S. or (706) 902-2121 if calling from outside the U.S. The access code is 22738761.

Replay of the call will be available from April 30, 2014, to May 6, 2014. To listen to the replay by telephone, dial (855) 859-2056 in the U.S. or (404) 537-3406 if calling from outside the U.S. The access code is 22738761. The replay will also be available online for an extended period of time at www.adm.com/webcast.

About ADM

For more than a century, the people of Archer Daniels Midland Company (NYSE: ADM) have transformed crops into products that serve vital needs. Today, 31,000 ADM employees around the globe convert oilseeds, corn, wheat and cocoa into products for food, animal feed, industrial and energy uses. With more than 270 processing plants, 470 crop procurement facilities, and the world's premier crop transportation network, ADM helps connect the harvest to the home in more than 140 countries. For more information about ADM and its products, visit www.adm.com.

Archer Daniels Midland Company

Media Relations
David Weintraub
217-424-5413

Investor Relations
Case McGee
217-451-8286


Financial Tables Follow


Segment Operating Profit and Corporate Results
A non-GAAP financial measure
(unaudited)

(In millions)		Quarter ended March 31				
		2014		2013		Change
Oilseeds Processing Operating Profit						
Crushing and origination	$	161	$	156	$	5
Refining, packaging, biodiesel, and other		113		108		5
Cocoa and other (excluding timing effects)		30		(27)		57
Cocoa hedge timing effects*		(24)		5		(29)
Asia		54		71		(17)
Total Oilseeds Processing	$	334	$	313	$	21
Corn Processing Operating Profit						
Sweeteners and starches (excluding timing effects)	$	107	$	120	$	(13)
Bioproducts (excluding timing effects)		154		77		77
Corn hedge timing effects*		(65)		(44)		(21)
Total Corn Processing	$	196	$	153	$	43
Agricultural Services Operating Profit						
Merchandising and handling	$	69	$	86	$	(17)
Milling and other		51		59		(8)
Transportation		33		6		27
Total Agricultural Services	$	153	$	151	$	2
Other Operating Profit						
Financial	$	8	$	13	$	(5)
Total Other	$	8	$	13	$	(5)
Segment Operating Profit	$	691	$	630	$	61
Memo: Adjusted Segment Operating Profit*	$	780	$	669	$	111
Corporate Results						
LIFO credit (charge)	$	(159)	$	(34)	$	(125)
Interest expense - net		(93)		(105)		12
Unallocated corporate costs		(80)		(82)		2
Other charges		—		(25)		25
Minority interest and other		7		(9)		16
Total Corporate	$	(325)	$	(255)	$	(70)
Earnings Before Income Taxes	$	366	$	375	$	(9)

Segment operating profit is ADM's consolidated income from operations before income tax excluding corporate items. Adjusted segment operating profit is segment operating profit adjusted, where applicable, for specified items and timing effects. Timing effects relate to hedge ineffectiveness and mark-to-market hedge timing effects. Management believes that segment operating profit and adjusted segment operating profit are useful measures of ADM's performance because they provide investors information about ADM's business unit performance excluding corporate overhead costs as well as specified items and timing effects. Segment operating profit and adjusted segment operating profit are non-GAAP financial measures and are not intended to replace earnings before income tax, the most directly comparable GAAP financial measure. Segment operating profit and adjusted segment operating profit are not measures of consolidated operating results under U.S. GAAP and should not be considered alternatives to income before income taxes or any other measure of consolidated operating results under U.S. GAAP.

Consolidated Statements of Earnings
(unaudited)

	Quarter ended March 31	
	2014	2013
	(in millions, except per share amounts)	
Revenues	$ 20,696	$ 21,727
Cost of products sold	20,021	20,971
Gross profit	$ 675	756
Selling, general, and administrative expenses	393	436
Equity in (earnings) losses of unconsolidated affiliates	(132)	(137)
Interest income	(22)	(27)
Interest expense	93	106
Other (income) expense - net	(23)	3
Earnings before income taxes	366	375
Income taxes	(98)	(105)
Net earnings including noncontrolling interests	268	270
Less: Net earnings (losses) attributable to noncontrolling interests	1	1
Net earnings attributable to ADM	$ 267	$ 269
Diluted earnings per common share	$ 0.40	$ 0.41
Average number of shares outstanding	663	662
Other (income) expense - net consists of:		
Gain on sales of assets/business (a)	$ (23)	(5)
Other - net	—	8
	$ (23)	$ 3

(a) Current period gain includes individually insignificant disposals in Oilseeds ($15 million) and Ag Services ($8 million). Prior period gain includes individually insignificant disposals in Oilseeds ($2 million) and Ag Services ($3 million).

Summary of Financial Condition
(Unaudited)

		March 31, 2014		March 31, 2013
		(in millions)		
NET INVESTMENT IN				
Cash and cash equivalents	$	1,083	$	1,448
Short-term marketable securities		452		183
Operating working capital (a)		11,555		13,581
Property, plant, and equipment		10,102		10,122
Investments in and advances to affiliates		3,382		3,252
Long-term marketable securities		537		683
Other non-current assets		1,197		1,304
	$	28,308	$	30,573
FINANCED BY				
Short-term debt	$	300	$	2,358
Long-term debt, including current maturities		5,373		6,505
Deferred liabilities		2,573		2,734
Shareholders' equity		20,062		18,976
	$	28,308	$	30,573

(a) Current assets (excluding cash and cash equivalents and short-term marketable securities) less current liabilities (excluding short-term debt and current maturities of long-term debt).

Summary of Cash Flows
(unaudited)

	Three months ended March 31	
	2014	2013
	(in millions)	
Operating Activities		
Net earnings	$ 268	$ 270
Depreciation and amortization	219	227
Other - net	(259)	(135)
Changes in operating assets and liabilities	(586)	(5)
Total Operating Activities	(358)	357
Investing Activities		
Purchases of property, plant and equipment	(188)	(248)
Net assets of businesses acquired	—	(16)
Marketable securities - net	(41)	391
Other investing activities	84	42
Total Investing Activities	(145)	169
Financing Activities		
Long-term debt borrowings	1	17
Long-term debt payments	(1,154)	(250)
Net borrowings (payments) under lines of credit	(63)	(441)
Purchases of treasury stock	(175)	—
Cash dividends	(158)	(125)
Other	14	7
Total Financing Activities	(1,535)	(792)
Decrease in cash and cash equivalents	(2,038)	(266)
Cash and cash equivalents - beginning of period	3,121	1,714
Cash and cash equivalents - end of period	$ 1,083	$ 1,448

Segment Operating Analysis
(unaudited)

	Quarter ended March 31	
	2014	2013
	(in '000s metric tons)	
Processed volumes		
Oilseeds	8,689	8,355
Corn	5,749	5,294
Milling and Cocoa	1,773	1,731
Total processed volumes	16,211	15,380

	Quarter ended March 31			
	2014		2013	
	(in millions)			
Revenues				
Oilseeds Processing	$	7,803	$	8,143
Corn Processing		2,830		3,053
Agricultural Services		9,974		10,500
Other		89		31
Total revenues	$	20,696	$	21,727

Adjusted Earnings Per Share
A non-GAAP financial measure
(unaudited)

	Quarter Ended March 31		
	2014		2013
Reported EPS (fully diluted)	$ 0.40	$	0.41
Adjustments:			
LIFO (credit) charge (a)	0.15		0.03
FCPA charges (b)	—		0.03
Effective tax rate adjustments (c)	—		(0.01)
Sub-total adjustments	0.15		0.05
Adjusted earnings per share (non-GAAP)	$ 0.55	$	0.46
Memo: Timing effects (gain) loss			
Corn (d)	0.06		0.04
Cocoa (e)	0.03		(0.01)
Sub-total timing effects	0.09		0.03
Adjusted EPS excluding timing effects (non-GAAP)	$ 0.64	$	0.49

(a) The company's pretax changes in its LIFO reserves during the period, tax effected using the company's U.S. effective income tax rate.
(b) Charges, net of estimated tax, related to settlements with government agencies pertaining to potential violations of anti-corruption practices.
(c) Impact to EPS due to the change in annual effective tax rate.
(d) Corn timing effects in the current quarter are comprised of corn hedge ineffectiveness gains of $0.01 per share and ethanol mark-to-market charges of $0.07 per share. The prior period timing item is a charge of $0.04 per share for corn hedge ineffectiveness.
(e) The company's pretax cocoa timing effects, tax effected using the company's effective tax rate.

Adjusted EPS and adjusted EPS excluding timing effects reflect ADM's fully diluted EPS after removal of the effect on Reported EPS of certain specified items and timing effects as more fully described above. Management believes that these are useful measures of ADM's performance because they provide investors additional information about ADM's operations allowing better evaluation of ongoing business performance. These non-GAAP financial measures are not intended to replace or be an alternative to Reported EPS, the most directly comparable GAAP financial measure, or any other measures of operating results under GAAP. Earnings amounts in the tables above have been divided by the company's diluted shares outstanding for each respective quarter in order to arrive at an adjusted EPS amount for each specified item and timing effect.